EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick
Founder & CEO

D. Scott Patterson
President & COO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE
FirstService reports record third quarter results

Highlights:
-Revenues up 26%
-EBITDA up 30%
-Adjusted EPS up 30%

Increases financial outlook for fiscal 2007
Provides preliminary outlook for fiscal 2008

TORONTO, Ontario, January 30, 2007 - FirstService Corporation (NASDAQ: FSRV; TSX: FSV) today reported record results for its third quarter ended December 31, 2006, updated its financial outlook for its fiscal year ending March 31, 2007 and presented its preliminary outlook for the fiscal year ending March 31, 2008. All amounts are in US dollars.

Quarterly revenues were $374.8 million, an increase of 26% relative to the same period last year. EBITDA (see definition and reconciliation below) increased 30% to $26.8 million versus $20.7 million in the prior year. Adjusted diluted earnings per share from continuing operations for the quarter increased 30% to $0.30 versus $0.23 in the prior year period. The adjustment to earnings per share represents the non-cash and rapid amortization of short-lived intangible assets, relating to pending commercial real estate brokerage transactions and listings, recognized on acquisitions in the Company’s Commercial Real Estate Services unit during the past twelve months.

Cash flow from operations for the quarter was $55.2 million, up 49% from the $36.9 million reported in the third quarter last year.

For the nine months ended December 31, 2006, revenues were $1.04 billion, an increase of 27% relative to the same period one year ago, while EBITDA increased 22% to $96.2 million. Adjusted diluted earnings per share from continuing operations were $1.19, up 25% relative to the prior year period.

“We’ve had a strong third quarter and are confident we will achieve our internal growth targets for the year” said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. “We have achieved our goal of replacing the earnings we sold in the Resolve IPO with new acquisitions and are in a strong financial position to capitalize on growth opportunities in the coming year”, he concluded.

About FirstService Corporation
FirstService is a leader in the rapidly growing property services sector, providing services in the following areas: commercial real estate; residential property management; property improvement and integrated security services.  Market-leading brands include Colliers International in commercial real estate; The Continental Group in residential property management; consumer brands California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Intercon Security and SST in integrated security.

FirstService is a diversified property services company with more than US$1.3 billion in annualized revenues and over 13,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results
Revenues in Commercial Real Estate Services totalled $190.0 million for the quarter, an increase of 35%. Acquisitions contributed 24% of the increase while internal growth of 11% represented the balance. Internal growth was led by the Asia-Pacific and Central European operations, which continued to report strong brokerage activity and corresponding market share gains. Third quarter EBITDA was $13.6 million compared to $11.5 million during the year-ago period. The margin in the current period was impacted primarily by the variable brokerage commission structure adopted for 2006 that resulted in lower commission expense in the first half of the calendar year until minimum thresholds were achieved and higher commission expense later in the calendar year.

Residential Property Management revenues increased to $101.7 million for the quarter, 23% higher than in the prior year period. Internal growth of 13% resulted from property management contracts added during the past twelve months, particularly in South Florida and New York City. The balance of growth was attributable to recent acquisitions. EBITDA for the quarter was $8.5 million, up 17% from $7.3 million one year ago.

Revenues in Property Improvement Services totalled $35.4 million, an increase of 9% over the prior year period. Internal revenue growth was 5%, with the balance of the growth resulting from recent acquisitions. EBITDA in the third quarter was $4.0 million, up 29% from $3.1 million last year, a result of a change in mix favouring royalty revenues which carry higher margins than service revenues.

Integrated Security Services revenues for the third quarter were $47.6 million, an increase of 19% relative to the prior year period. The growth was attributable to increased systems installation activity in both the US and Canada compared to the year ago period. Quarterly EBITDA was $4.2 million, up 51% versus $2.8 million in the prior year and was favourably impacted by higher productivity and operating leverage.

Quarterly corporate costs were $3.4 million, relative to $4.0 million in the prior year period.

A comparison of segmented EBITDA to operating earnings is provided below.

Repurchases of FirstService Shares
During the period from December 15, 2006 to December 20, 2006, the Company repurchased 342,000 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and NASDAQ National Market at an average cost of US$23.39 pursuant to a normal course issuer bid. The repurchases represented 1.1% of the total shares outstanding prior to the repurchases and were funded from cash on hand. The total number of shares repurchased since March 31, 2006 is 659,200 representing 2.2% of the total shares outstanding prior to the repurchases.

Updated Financial Outlook
FirstService is updating the outlook for its fiscal year ending March 31, 2007 issued on October 31, 2006 to reflect the operating results achieved for the first nine months of the fiscal year as well as the recent acquisitions in its Commercial Real Estate Services operations. The Company is also presenting its preliminary outlook for the fiscal year ending March 31, 2008.
(US$ millions, except per share amounts)	Year ending March 31, 2007		Year ending March 31, 2008
	Updated	Previous	Preliminary
Revenues	$1,275 - $1,325	$1,225 - $1,300	$1,450 - $1,550
EBITDA	$111 - $117	$107.5 - $115.5	$126 - $136
Adjusted EPS	$1.27 - $1.32	$1.23 - $1.31	$1.40 - $1.50

Note: EPS refers to adjusted diluted earnings per share from continuing operations. The outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Tuesday, January, 30, 2007 at 11:00 a.m. Eastern Time to discuss the results for the third quarter as well as the updated outlook for fiscal 2007 and preliminary outlook for fiscal 2008. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News Releases” section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

		Three months ended December 31		Nine months ended December 31
		2006	2005	2006	2005

Revenues		$ 374,757	$ 296,651	$ 1,038,942	$ 820,187
Cost of revenues		247,044	193,580	669,275	522,099
Selling, general and administrative expenses		100,897	82,408	273,515	219,403
Depreciation and amortization other than backlog		6,592	4,021	16,554	11,552
Amortization of brokerage backlog (1)		2,720	3,712	6,870	4,870
Operating earnings		17,504	12,930	72,728	62,263
Interest expense, net		2,395	2,774	7,702	8,766
Other (income) expense		(2,546)	(2,542)	(4,929)	(3,729)
		17,655	12,698	69,955	57,226
Income taxes		5,254	4,835	22,962	19,223
		12,401	7,863	46,993	38,003
Minority interest share of earnings		4,644	2,492	13,130	10,440
Net earnings from continuing operations		7,757	5,371	33,863	27,563

Net earnings from discontinued operations, net of tax (2)		-	2,782	-	5,502
Net earnings before cumulative effect of change in accounting principle		7,757	8,153	33,863	33,065
Cumulative effect of change in accounting principle, net of tax (3)		-	-	(1,353)	-
Net earnings		$7,757	$8,153	$32,510	$33,065

Net earnings (loss) per share
Basic
Continuing operations		$0.26	$0.18	$1.14	$0.91
Discontinued operations		-	0.09	-	0.18
Cumulative effect of change in accounting principle		-	-	(0.05)	-
		$0.26	$0.27	$1.09	$1.09

Diluted (4)
Continuing operations		$0.25	$0.16	$1.06	$0.86
Discontinued operations		-	0.09	-	0.18
Cumulative effect of change in accounting principle		-	-	(0.04)	-
		$0.25	$0.25	$1.02	$1.04

Adjusted diluted net earnings per share from continuing operations (5)		$0.30	$0.23	$1.19	$0.95

Weighted average shares outstanding:	Basic	29,844	30,185	29,899	30,215
(in thousands)	Diluted	30,237	30,915	30,338	30,951

Notes to Condensed Consolidated Statements of Earnings
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisitions of Commercial Real Estate Services businesses in the past twelve months. Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Represents earnings of Resolve, the Business Services segment, which operations were sold in March 2006.
(3) Cumulative effect of the adoption of SFAS No. 123(R), Share Based Payment, on April 1, 2006.
(4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries. The adjustment for the quarter ended December 31, 2006 was $247 (2005 - $283) and nine months ended December 31, 2006 was $1,549 (2005 - $984).
(5) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of Commercial Real Estate Services businesses within the past twelve months. All of the adjustments are non-cash and are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005

Adjusted operating earnings	$20,224	$16,642	$79,598	$67,133
Amortization of brokerage backlog	(2,720)	(3,712)	(6,870)	(4,870)
Operating earnings	$17,504	$12,930	$72,728	$62,263

Adjusted net earnings from continuing operations	$9,331	$7,514	$37,666	$30,447
Amortization of brokerage backlog	(2,720)	(3,712)	(6,870)	(4,870)
Deferred income taxes	826	1,411	2,321	1,828
Minority interest	320	158	746	158
Net earnings from continuing operations	$7,757	$5,371	$33,863	$27,563

Adjusted diluted net earnings per share from continuing operations	$0.30	$0.23	$1.19	$0.95
Amortization of brokerage backlog, net of income taxes	(0.05)	(0.07)	(0.13)	(0.09)
Diluted net earnings per share from continuing operations	$0.25	$0.16	$1.06	$0.86

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005

EBITDA	$26,816	$20,663	$96,152	$78,685
Depreciation and amortization other than backlog	(6,592)	(4,021)	(16,554)	(11,552)
Amortization of brokerage backlog	(2,720)	(3,712)	(6,870)	(4,870)
Operating earnings	$17,504	$12,930	$72,728	$62,263

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31 2006	March 31 2006

Assets
Cash and cash equivalents	$137,281	$167,938
Accounts receivable	170,862	128,276
Inventories	29,375	27,267
Prepaids and other current assets	52,918	31,928
Current assets	390,436	355,409
Fixed assets	59,690	48,733
Other non-current assets	49,358	39,600
Goodwill and intangibles	338,071	267,262
Total assets	$837,555	$711,004

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$232,799	$149,875
Other current liabilities	30,517	16,187
Long term debt - current	20,756	18,646
Current liabilities	284,072	184,708
Long term debt - non-current	215,886	230,040
Deferred income taxes	35,297	30,041
Minority interest	42,974	28,463
Shareholders’ equity	259,326	237,752
Total liabilities and equity	$837,555	$711,004

Total debt	$236,642	$248,686
Total debt, net of cash	99,361	80,748

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended December 31		Nine months ended December 31
	2006	2005	2006	2005
Operating activities
Net earnings from continuing operations	$7,757	$5,371	$33,863	$27,563
Items not affecting cash:
Depreciation and amortization	9,312	7,733	23,424	16,422
Deferred income taxes	(607)	(1,101)	(3,941)	(2,887)
Minority interest share of earnings	4,644	2,492	13,130	10,440
Other	(850)	(807)	133	(800)

Changes in operating assets and liabilities	34,912	21,311	13,047	17,222
Discontinued operations	-	1,939	-	2,741
Net cash provided by operating activities	55,168	36,938	79,656	70,701

Investing activities
Acquisitions of businesses, net of cash acquired	(23,953)	(20,166)	(64,939)	(25,627)
Purchases of fixed assets, net	(4,716)	(4,734)	(15,469)	(14,807)
Other investing activities	5,414	(158)	4,065	(2,014)
Discontinued operations	-	(858)	-	(5,774)
Net cash used in investing	(23,255)	(25,916)	(76,343)	(48,222)

Financing activities
Increase (decrease) in long-term debt, net	(353)	20,625	(15,318)	48,165
Repurchases of Subordinate Voting Shares, net	(7,726)	(12,271)	(14,092)	(11,601)
Other financing activities	(1,700)	(131)	(3,036)	(2,151)
Discontinued operations	-	(18,595)	-	(17,511)
Net cash (used in) provided by financing	(9,779)	(10,372)	(32,446)	16,902
Effect of exchange rate changes on cash	(1,799)	(3,453)	(1,524)	(5)
Increase (decrease) in cash and cash equivalents	20,335	(2,803)	(30,657)	39,376
Cash and cash equivalents, beginning of period	116,946	79,637	167,938	37,458
Cash and cash equivalents, end of period	$137,281	$76,834	$137,281	$76,834

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Commercial Real Estate Services	Residential Property Management	Property Improve- ment Services	Integrated Security Services	Corporate	Consolidated
Three months ended December 31

2006
Revenues	$189,972	$101,726	$35,373	$47,610	$76	$374,757
EBITDA	13,603	8,469	3,957	4,217	(3,430)	26,816
Operating earnings	8,721	6,213	2,523	3,544	(3,497)	17,504

2005
Revenues	$141,241	$82,751	$32,454	$40,091	$114	$296,651
EBITDA	11,532	7,252	3,080	2,785	(3,986)	20,663
Operating earnings	6,921	5,879	2,082	2,076	(4,028)	12,930

Nine months ended December 31
2006
Revenues	$470,260	$316,075	$121,066	$131,320	$221	$1,038,942
EBITDA	37,636	31,655	28,613	8,443	(10,195)	96,152
Operating Earnings	25,443	26,320	24,984	6,383	(10,402)	72,728

2005
Revenues	$344,493	$258,791	$108,210	$108,465	$228	$820,187
EBITDA	30,971	25,288	25,393	6,261	(9,228)	78,685
Operating earnings	23,408	21,271	22,682	4,254	(9,352)	62,263